Exhibit (a)(1)(E)
FORM OF COVER LETTER TO ELIGIBLE OPTIONHOLDERS REGARDING THE
OFFER TO EXCHANGE ELIGIBLE OPTIONS
May 13, 2009
Name
Address
Address
Dear (Name),
As a holder of options to purchase common units representing limited partner interests of Crosstex Energy, L.P. (the “Partnership”), the Partnership is offering you the opportunity to participate in an option exchange program pursuant to which you may elect to exchange your current outstanding options with an exercise price equal to or greater than $10.00 per common unit (“Eligible Options”) for replacement options to purchase a lesser number of common units with a lower exercise price (the “Offer”).
We have filed a tender offer statement with the U.S. Securities and Exchange Commission relating to the Offer. The Offer is officially open as of May 13, 2009 and is scheduled to expire at 5:00 p.m. CDT on June 11, 2009, unless extended by us. Included with this package are important materials containing the details of the Offer, including:
•	a copy of the Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009 (the “Offer to Exchange”);
•	a copy of the Letter of Transmittal; and
•	a copy of the Withdrawal Form.
The Offer is being made upon the terms and subject to the conditions of the Offer to Exchange. Please read the Offer to Exchange and the other materials provided to you in connection with the Offer carefully. Please note that the Offer will expire at 5:00 p.m. CDT on June 11, 2009.
A summary of the Eligible Options that you hold follows:
Eligible Option Summary

Year	Exercise	Total	Total	Total Options
Granted	Price	Granted	Exercised	Outstanding

Total Eligible Options

The number of common units subject to each replacement option will be determined based on a three-for-one exchange ratio. The exercise price of the replacement options will be equal to the greater of (i) $3.00, (ii) 120% of the average closing sales price of our common units on the Nasdaq Global Select Market (“Nasdaq”) for the five trading days prior to the date of grant of the replacement options or (iii) the closing sales price of our common units on the Nasdaq on the date of grant of the replacement options. If you elect to participate in the exchange, you will receive unvested replacement options to purchase common units with respect to your Eligible Options (some of which may be currently vested). The replacement options will vest over two years, in two equal installments beginning 12 months after the date of grant.
If you elect to exchange any Eligible Options with an exercise price equal to $10.00, you must exchange all of your Eligible Options with an exercise price equal to $10.00. If you elect to exchange any Eligible Options with an exercise price greater than $10.00, you must exchange all of your Eligible Options with an exercise price greater that $10.00. To be eligible to receive replacement options in exchange for you Eligible Options, you must be an eligible employee of Crosstex Energy GP, LLC, the general partner of Crosstex Energy GP, L.P., the general partner of the Partnership, or one of its affiliates continuously from May 13, 2009 until the date replacement options are granted, currently anticipated to be June 11, 2009.
If you wish to participate in the exchange program, you must complete and sign the enclosed Letter of Transmittal in accordance with its instructions. You may return the completed Letter of Transmittal by facsimile to (214) 721-9383, by e-mail (with the completed Letter of Transmittal scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201. Elections must be received by us by 5:00 p.m. CDT on June 11, 2009 if you would like to participate in the Offer.
If you do not wish to accept the Offer, no action is required on your part.
This letter is intended as a brief overview of the option exchange program. Should you have additional questions, please do not hesitate to contact me directly.
Regards,
Stacy N. Cardwell
Compensation Specialist
Human Resources